

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2018

Daniel Draper
Chief Executive Officer
Invesco CurrencyShares Swiss Franc Trust
Invesco Specialized Products, LLC
3500 Lacey Road
Suite 700
Downers Grove, Illinois 60515

> **Re: Invesco CurrencyShares Swiss Franc Trust**
> **Registration Statement on Form S-1**
> **Filed October 15, 2018**
> **File No. 333-227848**

Dear Mr. Draper :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Josh Lobert, Staff Attorney, at 202-551-7150 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities